Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

August 9, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Mail Stop

Re:	Star Maritime Acquisition Corp. Form S-1 Registration Statement File No. 333-125662

Dear Mr. Reynolds:

On behalf of our client, Star Maritime Acquisition Corp., a Delaware corporation (the “Company,”), we hereby file for your review three (3) copies of Amendment No. 1 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 1”), and five (5) additional copies marked to indicate changes made from the initial filing. Amendment No. 1 responds to the comments set forth in the Staff’s letter dated July 15, 2005 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:
Comment Number	Response
General
1.

Prior to effectiveness, the Staff will be provided with NASD confirmation, either in a letter or telephone call, that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

2.	On a supplemental basis, attached hereto as Annex A is a chart which provides the information requested by the Staff.

Securities and Exchange Commission
August 9, 2005

Prospectus Summary
3.	In response to this comment, the second paragraph of the “Prospectus Summary” and the last two sentences of the fifth paragraph of “Proposed Business” have been deleted.
4.

We draw the Staff’s attention to the first sentence of “The Offering-Redemption” where the disclosure that the warrants held by Maxim Group LLC as a result of the exercise of the underwriters’ option are subject to redemption by the Company is set forth. Similar disclosure is contained in “Description of Securities-Warrants” which has been revised to include the name of the representative.

Risk Factors
5.	Disclosure has been added to risk factor nine and to “Management-Conflicts of Interest” to describe the inherent conflict of interest referenced in the Staff’s Letter.
6.

Disclosure has been added to risk factor 13 and to “Use of Proceeds” to make clear that, after a business combination is consummated, any reimbursable expenses of the Company’s existing stockholders that were not reimbursed from amounts held outside the trust account could be reimbursed to the existing stockholders out of amounts previously in the trust account, provided that such existing stockholders negotiated the payment of such out-of-pocket expenses with the board of directors of the target business subsequent to the business combination.

7.

The disclosure in risk factors 15 and 16 has been revised to indicate that the existing stockholders could, but are not obligated to, loan the Company amounts required for deposits on business combinations. In addition, these risk factors have been revised to clarify that the net proceeds not being held in trust will be sufficient to fund the negotiation, evaluation and consummation of a proposed business combination even if the Company elects to use a portion of the excess working capital to make a deposit, down payment or fund a “no shop” provision in connection therewith. The disclosure in “Use of Proceeds” has been similarly revised.

Securities and Exchange Commission
August 9, 2005

8.	The second sentence of risk factor 16 has been revised to clarify that the available proceeds that may be depleted refers to the proceeds not being held in trust.
9.	We have removed the Sarbanes-Oxley risk factor (risk factor 17) in response to the Staff’s comment.
10.	We have removed the lists of influential factors in risk factors 18 and 44. We have removed risk factor 32 its entirety.
11.	We have removed risk factor 26 in response to the Staff’s comment.
12.

Risk factor 30 has been revised to clarify that the conflicts will only arise if members of our current management remain on the board of directors. In addition, in response to the Staff’s comment, we have deleted the portion of risk factor 30 that discussed the terms of the management agreements being “at least as favorable” to the Company as third-party management agreements would be.

13.

Risk factor 31 has been revised to clarify that some businesses may not keep financial statements in U.S. GAAP or in a form that is reconcilable to US GAAP, which would prevent the Company from acquiring such businesses.

14.	We have removed risk factor 40 in response to the Staff’s comment.
15.

We have inserted a new risk factor on page 10 of the registration statement addressing the possibility that the Company could acquire a target business affiliated with one of the existing stockholders of the Company.

Use of Proceeds
16.

The disclosure has been expanded to clarify that the Company anticipates that the due diligence related to the acquisition of a target company may be performed, not only by is management, but by market research firms, regulatory experts, investigative firms and/or third party consultants.

Capitalization
17.	We have added a line item to the table disclosing the $390,000 loan to the Company by the Company’s Chief Executive Officer in response to the Staff’s comments.

Securities and Exchange Commission
August 9, 2005

Proposed Business
18.	We have revised the prospectus to clarify that when the term “shipping industry” is used, we mean the “international maritime shipping industry”.
19.
The disclosure relating to “continued growth industrial and energy commodity demand” is not a statement that is quoted from a single document, but is the synthesis of information gathered from a number of sources. Similar disclosure also appears in other prospectuses filed with the SEC. We could provide the staff with the sources supplementally for the staff’s review, but we do not believe that the disclosure of such sources in the prospectus would provide benefit potential investors.

20.

We have revised the disclosure in “Proposed Business” to explain that the cost of individual vessels depends on the type, quality, age and discounted future earnings. We do not believe that including a price range for the cost of individual vessels would be meaningful to potential stockholders since the pricing of individual vessels varies widely depending on the factors enumerated in the preceding sentence.

21.	We have revised the disclosure contained in “Proposed Business-Related Industries” in response to the Staff’s comments.
22.

We have deleted the disclosure that was previously under the caption “Management ad board expertise”. Although we attempted to combine this disclosure with the Item 401 disclosure that was already included in the “Management” section, we believe that the combined disclosure would have been duplicative or confusing to potential investors. We respectfully submit that deleting the disclosure is preferable to combining it with the Item 401 disclosure.

23.

We have revised the disclosure in “Proposed Business-Effecting a business combination-sources of target businesses” to clarify that parties will become aware of the Company’s search through management’s contacts, or, if necessary, through search firms. We have also clarified that finder’s fees would not be paid to finders until a transaction is consummated and that such fees would most likely be a percentage of the fair market value of the business combination.

24.

We revised the disclosure in the section entitled “Proposed Business-Effecting a business combination- Selection of a target business and structuring of a business combination” to clarify certain of the terms used and to indicate that the Company has not yet determined any specific attributes or criteria that the Company will employ in its search and identification of potential acquisitions outside of the criteria set forth in Amendment No. 1. Given the fact that the Company has not yet selected a target business or analyzed the various segments of the international maritime shipping industry, the Company does not believe that it is appropriate to select the criteria that will be used.

25.

We revised the disclosure to describe certain factors that could lead management to be unable to determine the fair market value of a target business independently pursuant to the Staff’s comments. In addition, we have disclosed that the proxy statement pursuant to which the Company’s stockholders will vote on the transaction will contain information about how a stockholder may obtain a copy of the opinion and that such independent investment banking firm will be a consenting expert.

Securities and Exchange Commission
August 9, 2005

26.

Please note that the existing stockholders have agreed to vote all the shares of the Company’s common stock acquired by them in the offering or in the aftermarket in favor of any business combination that the existing stockholders present for approval to the Company’s stockholders. Accordingly, they will not have any conversion rights with respect to those shares.

27.

The second paragraph of “Proposed Business-Opportunity for stockholder approval of business combination” has been revised to reflect that the existing stockholders, all of whom are members of management, will vote all the shares of the Company’s common stock acquired in the offering or in the aftermarket for any transaction that they negotiate and present for approval to the Company’s stockholders.

28.	We have revised the disclosure in response to the Staff’s comments.
Management
29.	Mr. Syllantavos’s biography has been revised in accordance with the Staff’s comments.
30.

In response to the Staff’s comments on Mr. Nikiforos’s biography, we have deleted the language relating to the “1,200 chartering contracts” since such reference relates to Oceanbulk Group and not Mr. Nikiforos.

31.	Mr. Pappas’s biography has been revised in accordance with the Staff’s comments.
32.	Mr. Erhardt’s biography has been revised in accordance with the Staff’s comments.
33.

We have included disclosure regarding reimbursable out of pocket expenses and the obligation of Mr. Tsirigakis to purchase warrants in the marketplace in the section entitled “Management-Conflicts of Interest” in response to the Staff’s comments.

34.	We have revised the disclosure in the section entitled “Proposed Business-Effecting a business combination-Fair Market Value of Target Business” in response to the Staff’s comments.

Securities and Exchange Commission
August 9, 2005

Principal Stockholders
35.

Any stock split effected to maintain the ownership percentage of existing stockholders will be effected prior to the consummation of the offering. The final prospectus would reflect the stock split and the revised number of shares each existing stockholder would own, as well as updated dilution information.

36.	We have revised the disclosure in accordance with the Staff’s comments.
Certain Relationships and Related Transactions
37.	We have revised the disclosure in accordance with the Staff’s comments.
38.	We have removed the paragraph in response to the Staff’s comments.
Underwriting
39.

The disclosure has been revised to reflect that the underwriters may make bids or purchases in order to stabilize the market price so long as such bids do not exceed the maximum price specified in Regulation M.

40.

Except for delivery of a preliminary prospectus to those individuals and entities that have requested a copy of a preliminary prospectus and consented to electronic delivery and/or reference to the SEC's Edgar database web site for access to the preliminary prospectus, neither the lead underwriter nor any members of the anticipated underwriting syndicate anticipate delivering a prospectus electronically or otherwise offering and/or selling securities electronically. Should we become aware that any members comprising the underwriting syndicate intend to make any such electronic offers, sales or distributions, we will supplement our response.

41.

The underwriters do not have any arrangements with third parties to host or access our preliminary prospectus on the internet. We have informed the underwriters of our obligation to inform the Staff of any such arrangements that are subsequently entered into.

42.	Neither the Company nor the underwriters intend to engage in a directed share program in conjunction with this offering.

Securities and Exchange Commission
August 9, 2005

Where You Can Find Additional Information
43.	We have revised the disclosure to provide the current address of the public reference room.
Financial Statements
44.	The Company notes the requirements of Article 3 of Regulation S-X and will update the financial statements if necessary.
Note 5 - Commitments and Contingencies
45.

In response to the Staff’s comments, we have included information regarding how the Company will account for the underwriter’s purchase option. In addition, we have expanded management’s discussion and analysis to discuss the underwriter’s purchase option.

Part II Exhibits
46.

We have revised Section 6.2 of Exhibit 1.1 to provide that the agreement "will" (instead of "may") be terminated in the event that neither the underwriters nor the company cure a default relating to more than 10% of the Firm Units or Option Units.

Securities and Exchange Commission
August 9, 2005

47.

The disclosure is revised to state that Maxim agrees to fill such orders in such amounts and at such times as it may determine based on availability and market conditions, in its sole discretion. The word "will" has been chnaged to "may" to reflect the possibility that not all the warrants will be purchased.

48.	A currently dated consent reflecting the correct report date has been included in Amendment No. 1.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran M. Stoller
Fran M. Stoller
Loeb & Loeb LLP

ANNEX A

FIRM COMMITMENT OFFERINGS
FOR BLANK CHECK COMPANIES
AS OF AUGUST 9, 2005

Name	Securities Act Form	SEC File No.	Date of Effectiveness	Status of Offering
				Amount Escrowed ($)	Business Combination
Loeb & Loeb LLP:
Great Wall Acquisition Corporation	S-1	333-110906	March 17, 2004	$23,161,000	No
China Mineral Acquisition Corporation	S-1	333-115999	August 24, 2004	$20,400,000	No
Star Maritime Acquisition Corp.	S-1	333-125662	-	-	-
InterAmerican Acquisition Group, Inc.	S-1	333-125558	-	-	-
Stone Arcade Acquisition Corporation	S-1	333-124601	-	-	-
Argyle Security Acquisition Corporation	S-1	333-126659	-	-	-
Shine Media Acquisition Corp.	S-1	333-127093	-	-	-